Filed Pursuant to Rule 433

Registration No. 333-212338

Registration No. 333-212338-01

Registration No. 333-212338-02

April 20, 2017

NuStar Logistics, L.P.

Final Term Sheet

$550,000,000 5.625% Senior Notes due 2027

Issuer:	NuStar Logistics, L.P.

Guarantors:	NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P. will jointly and unconditionally guarantee, on a senior, unsecured basis, payment of the principal of, premium, if any, and interest on the notes.

Security:	5.625% Senior Notes due 2027

Principal Amount:	$550,000,000

Maturity:	April 28, 2027

Coupon:	5.625%

Price to Public:	100%

Net Proceeds to Issuer (before expenses):	$544,500,000

Yield to Maturity:	5.625%

Spread to Benchmark Treasury:	T+338.9 bps

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Treasury Yield:	2.236%

Interest Payment Dates:	April 28 and October 28, commencing October 28, 2017

Make-Whole Call:	T+50 bps

Par Call:	On or after January 28, 2027

Change of Control	Investor put at 101% of principal plus accrued interest

Pricing Date:	April 20, 2017

Settlement Date:	April 28, 2017

CUSIP / ISIN:	67059TAE5 / US67059TAE55

Joint Book-Running Managers:	Mizuho Securities USA LLC, Barclays Capital Inc., J.P. Morgan Securities LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, SunTrust Robinson Humphrey, Inc. and U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Comerica Securities, Inc., Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc.

* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to review, revision, suspension, reduction, or withdrawal at any time by the assigning rating agency.

Delivery of the notes is expected to be made against payment therefor on or about April 28, 2017, which is the 6th business day following the date of pricing of the notes (such settlement being referred to as “T+6”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC at 866-271-7403.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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